Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新 东 方 教 育 科 技（ 集 团 ）有 限 公 司 *

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

PROFIT WARNING

This announcement is made by New Oriental Education & Technology Group Inc. pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

We refer to our announcement of November 15, 2021, in which we disclosed that we would cease offering tutoring services related to academic subjects to students from kindergarten through grade nine across all our learning centers in China by the end of 2021 (our “K-9 Academic AST Services”). The cessation of our K-9 Academic AST Services (the “Business Cessation”) is in response to, and in compliance with, regulatory developments in Mainland China in the second-half of 2021 relating to after-school tutoring services, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council and related rules, regulations and measures. We further noted in this announcement that the Business Cessation is expected to have a substantial adverse impact on our revenues for the fiscal year ending May 31, 2022 and subsequent periods given that revenues from our K-9 Academic AST Services accounted for approximately 50% to 60% of our group’s total revenues for each of our 2020 and 2021 fiscal years. In addition, we have incurred considerable costs in connection with the termination of our lease agreements in relation to the closure of our learning centers and employee layoffs (the “Additional Costs”) for the six months ended November 30, 2021.

In light of this, and based on our management’s preliminary assessment of our group’s financial performance for the six months ended November 30, 2021 (the “Reporting Period”), we anticipate that our group will record a net loss of between US$800 million to US$900 million over the Reporting Period, compared with a net profit of US$228.6 million for the six months ended November 30, 2020. This anticipated loss is primarily due to the substantial adverse impact on our revenues as a result of the Business Cessation and the Additional Costs incurred over the Reporting Period.

We are still in the process of preparing our financial results for the Reporting Period. As such, the above information is made on a preliminary basis, based on currently available information, and has not been reviewed by the audit committee of our board or audited or reviewed by our company’s independent auditor. This information is subject to adjustments and finalisation of our financial results for the Reporting Period. Accordingly, shareholders and prospective investors are advised to refer to subsequent details of our unaudited financial results of the Reporting Period to be published by our company in due course.

Shareholders and prospective investors are advised to exercise caution and should not rely on information from external sources when dealing in the shares and other securities of our company.

By order of the Board
New Oriental Education & Technology Group Inc. Mr. Michael Minhong Yu Chairman

Beijing, China, January 21, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only.

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